Exhibit 99.1

Allot Announces Preliminary Q2 2023 Financial Results

Hod Hasharon, Israel – July 17, 2023 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced preliminary financial results for the second quarter ended June 30, 2023.

Allot expects the following results for the second quarter:

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Revenues are expected to be approximately $25 million of which approximately $2.5 million are expected to be SECaaS revenues. Total ARR* and SECaaS ARR* are expected to be approximately $49.5 million and $10 million, respectively.

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GAAP operating loss is expected to be approximately $21.2 and non-GAAP operating loss is expected to be approximately $18.6 million, including an increase of approximately $14 million in allowance for credit losses.

•	Cash, bank deposits, and marketable securities as of June 30, 2023, totaled approximately $65.7 million.

The increase in the allowance for credit losses referenced above relates to past due receivables previously disclosed by the company arising from sales in two African countries and certain additional sales that occurred in the fourth quarter of 2022 in another African country.  Allot has been assessing the collectability of its accounts receivable on a quarterly basis.  In connection with its most recent assessment, the company determined that certain accounts previously disclosed as outstanding will not, with reasonable certainty, be collected, based on recent communications from the contractual counterparties and other factors including the passage of time.

Allot also announced the formation of an Executive Committee of the Board of Directors to examine the company’s overall strategy. The Executive Committee will work with company management to identify and recommend opportunities for further improvement in growth and margin performance, with a focus on driving sustainable profitability, including achieving the company’s expectation to be profitable in 2024, and enhancing shareholder value.

The company plans to publish its complete unaudited second-quarter results on August 31, 2023, and host a conference call to discuss those results on that day at 8:30 AM ET (1:30 PM UK, 3:30 PM Israel). To access the conference call, please dial one of the following numbers: US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610. A live webcast of the conference call can be accessed on the Allot website at http://investors.allot.com/. The webcast will also be archived on the website following the conference call.

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on the expected revenues for the second quarter of 2023 and multiplied by 4) and SECaaS ARR (measures the current annual run rate of SECaaS revenues, which is calculated based on estimated revenues for the month of June 2023 and multiplied by 12).

GAAP to Non-GAAP Reconciliation:

Non-GAAP operating loss is defined as GAAP operating loss after excluding stock-based compensation expense, amortization of acquisition-related intangible assets, and, when applicable, other acquisition-related expenses. This non-GAAP measure should be considered in addition to, and not as a substitute for, our comparable GAAP measure. The following is a reconciliation of GAAP to non-GAAP operating loss (approximate amounts):

Three months ended June 30, 2023
(in millions)
GAAP Operating Loss	$21.2
Share-based compensation expense	$(2.4)
Amortization of intangible assets	$(0.2)
Non-GAAP Operating Loss	$18.6

The Company provides non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com